UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 15)

Enzo Biochem, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

294100102
(CUSIP Number)

James C. Roumell
Asset Management, LLC
2 Wisconsin Circle, Suite 700
Chevy Chase, MD 20815

(301) 656-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 29, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Instructions).

CUSIP NO. 294100102

1	Name of Reporting Person Roumell Asset Management, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
52-2145132
2	Check the Appropriate Box if a Member of a Group
(a): ☐ (b): ☐
3	SEC Use Only

4	Source of Funds (See Instructions)
OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

☐
6	Citizenship or Place of Organization
Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power
2,886,771 (1)
	8	Shared Voting Power
0
	9	Sole Dispositive Power
2,886,771 (1)
	10	Shared Dispositive Power
0
11	Aggregate Amount Beneficially Owned by Each Reporting Person
2,886,771
12	Check if the Aggregate Amount in Row (10) Excludes Certain Shares
☐
13	Percent of Class Represented by Amount in Row (11)
6.0%
14	Type of Reporting Person
IA

(1)	These shares are deemed to be owned beneficially by Roumell Asset Management, LLC (“RAM”) solely as a result of its discretionary power over such shares as investment adviser to Roumell Opportunistic Value Fund (the “Fund”).

CUSIP NO. 294100102

1	Name of Reporting Person Roumell Opportunistic Value Fund I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
27-3410284
2	Check the Appropriate Box if a Member of a Group
(a): ☐ (b): ☐
3	SEC Use Only

4	Source of Funds (See Instructions)
OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

☐
6	Citizenship or Place of Organization
North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power
2,886,771
	8	Shared Voting Power
0
	9	Sole Dispositive Power
2,886,771
	10	Shared Dispositive Power
0
11	Aggregate Amount Beneficially Owned by Each Reporting Person
2,886,771
12	Check if the Aggregate Amount in Row (10) Excludes Certain Shares
☐
13	Percent of Class Represented by Amount in Row (11)
6.0%
14	Type of Reporting Person
IV

CUSIP NO. 294100102

1	Name of Reporting Person James C. Roumell I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	Check the Appropriate Box if a Member of a Group
(a): ☐ (b): ☐
3	SEC Use Only

4	Source of Funds (See Instructions)
PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

☐
6	Citizenship or Place of Organization
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power
2,886,771 (1)
	8	Shared Voting Power
0
	9	Sole Dispositive Power
2,886,771 (1)
	10	Shared Dispositive Power
0
11	Aggregate Amount Beneficially Owned by Each Reporting Person
2,886,771
12	Check if the Aggregate Amount in Row (10) Excludes Certain Shares
☐
13	Percent of Class Represented by Amount in Row (11)
6.0%
14	Type of Reporting Person
IN

(1)	Consists of 2,886,771 shares of Common Stock held by the Fund. Mr. Roumell is President of RAM and holds a controlling percentage of its outstanding voting securities and, as a result of his position with and ownership of securities of RAM, Mr. Roumell could be deemed the beneficial owner of the shares beneficially owned by the Fund.

CUSIP NO. 294100102

1	Name of Reporting Person Matthew M. Loar I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	Check the Appropriate Box if a Member of a Group
(a): ☐ (b): ☐
3	SEC Use Only

4	Source of Funds (See Instructions)

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

☐
6	Citizenship or Place of Organization
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power
0
	8	Shared Voting Power
0
	9	Sole Dispositive Power
0
	10	Shared Dispositive Power
0
11	Aggregate Amount Beneficially Owned by Each Reporting Person
0
12	Check if the Aggregate Amount in Row (10) Excludes Certain Shares
☐
13	Percent of Class Represented by Amount in Row (11)
0%
14	Type of Reporting Person
IN

CUSIP NO. 294100102

1	Name of Reporting Person Edward Terino I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	Check the Appropriate Box if a Member of a Group
(a): ☐ (b): ☐
3	SEC Use Only

4	Source of Funds (See Instructions)
PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

☐
6	Citizenship or Place of Organization
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power
30,000
	8	Shared Voting Power
0
	9	Sole Dispositive Power
30,000
	10	Shared Dispositive Power
0
11	Aggregate Amount Beneficially Owned by Each Reporting Person
30,000
12	Check if the Aggregate Amount in Row (10) Excludes Certain Shares
☐
13	Percent of Class Represented by Amount in Row (11)
0.1%
14	Type of Reporting Person
IN

CUSIP NO. 294100102

1	Name of Reporting Person Susanne L. Meline I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	Check the Appropriate Box if a Member of a Group
(a): ☐ (b): ☐
3	SEC Use Only

4	Source of Funds (See Instructions)

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

☐
6	Citizenship or Place of Organization
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power
0
	8	Shared Voting Power
0
	9	Sole Dispositive Power
0
	10	Shared Dispositive Power
0
11	Aggregate Amount Beneficially Owned by Each Reporting Person
0
12	Check if the Aggregate Amount in Row (10) Excludes Certain Shares
☐
13	Percent of Class Represented by Amount in Row (11)
0%
14	Type of Reporting Person
IN

The following constitutes Amendment No. 15 to the Schedule 13D filed by the undersigned (“Amendment No. 15”). This Amendment No. 15 amends, supplements and to the extent inconsistent with, supersedes the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 27, 2020, as amended by Amendment No. 1 filed with the SEC on December 4, 2020, Amendment No. 2 filed with the SEC on December 7, 2020, Amendment No. 3 filed with the SEC on December 8, 2020, Amendment No. 4 filed with the SEC on December 14, 2020, Amendment No. 5 filed with the SEC on December 18, 2020, Amendment No. 6 filed with the SEC on December 21, 2020, Amendment No. 7 filed with the SEC on December 22, 2020, Amendment No. 8 filed with the SEC on December 23, 2020, Amendment No. 9 filed with the SEC on December 29, 2020, Amendment No. 10 filed with the SEC on December 30, 2020, Amendment No. 11 filed with the SEC on December 31, 2020, Amendment No. 12 filed with the SEC on January 5, 2021, Amendment No. 13 filed with the SEC on January 15, 2021 and Amendment No. 14 filed with the SEC May 5, 2021 (as amended, the “Schedule 13D”).

Item 2.	Identity and Background:

Item 2 is hereby amended and restated as follows:

(a) This statement is filed by:

(i) Roumell Asset Management, LLC, a Maryland limited liability company (“RAM”), with respect to the shares of Common Stock directly and beneficially owned by it;

(ii) Roumell Opportunistic Value Fund (the “Fund”), an investment company registered under the Investment Company Act of 1940;

(iii) James C. Roumell, with respect to the shares of Common Stock directly and beneficially owned by him;

(iv) Edward Terino, as a nominee for the Issuer’s board of directors (the “Board”); and

(v) Susanne L. Meline, as a nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement dated as of September 29, 2021, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D/A.

(b) The address of the principal office of each of RAM, the Fund and Mr. Roumell is 2 Wisconsin Circle, Suite 700, Chevy Chase, Maryland 20815. The principal place of business of Mr. Terino is 25 Indian Rock Road, Suite 23, Windham, New Hampshire 03087. The principal place of business of Ms. Meline is 610 Main St., Venice, California 90291.

(c) RAM is a registered investment adviser under the Investment Advisers Act of 1940 formed for the purpose of investing in securities and engaging in all related activities and transactions. RAM is the sole investment advisor to the Fund, an investment company registered under the Investment Company Act of 1940 formed for the purpose of investing in securities and engaging in all related activities and transactions. The principal occupation of Mr. Roumell is the President of RAM. The principal occupation of Mr. Terino is the President of GET Advisory Services, a New Hampshire-based consulting business providing strategy planning and financial management consulting services focused on the Media, Technology, Education and Maritime Transportation industries. The principal occupation of Ms. Meline is the co-founder and special situations advisor of Francis Capital Management, LLC, a value-based investment advisor.

(d) No Reporting Person has, during the last five (5) years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five (5) years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Messrs. Roumell and Terino and Ms. Meline are each a citizen of the United States of America.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

On September 29, 2021, the Fund delivered a letter to the Issuer nominating a slate of two (2) highly qualified director candidates, consisting of Mr. Terino and Ms. Meline (together, the “Nominees”), for election to the Board at the Issuer’s upcoming annual meeting of shareholders (the “2021 Annual Meeting”),  and submitting one (1) precatory business proposal requesting that the Board take all necessary steps in its power to declassify the Board.

Directly below are the biographies of each of Mr. Terino and Ms. Meline:

Edward Terino, age 68, currently serves as the President of GET Advisory Services, a New Hampshire-based consulting business providing strategy planning and financial management consulting services focused on the Media, Technology, Education and Maritime Transportation industries that he started in 2009. From April 2016 to February 2019, he served as the Chief Executive Officer of SeaChange International Inc. (“SeaChange”), a global leader in video technology solutions to content owners, telecommunications providers and cable operators. He also served as Chief Operational Officer of SeaChange from June 2015 to April 2016. Mr. Terino was previously the Chief Executive Officer and President of Arlington Tankers Ltd. from July 2005 until its merger with General Maritime in December 2008. He previously served as Senior Vice President and Chief Financial Officer of Art Technology Group, Inc. from September 2001 to June 2005; Senior Vice President, Chief Financial Officer and Treasurer of Applix, Inc. from April 1999 to September 2001; and Chief Financial Officer, Treasurer and Secretary of Celerity Solutions, Inc. from 1996 to 1999. Mr. Terino served in various positions at Houghton Mifflin, including Vice President of Finance, Planning and Operations, from 1985 to 1996. He began his career in 1976 at Deloitte & Touche and spent nine years in their consulting services organization. Mr. Terino currently serves as Chairman of the Board of Directors of Stream-it.App Inc, a privately held start-up advertising technology company based in Massachusetts. Mr. Terino previously served on the boards of Zagg Inc. from April 2020 until February 2021, when Zagg was sold to Evercel Inc.; SeaChange from July 2010 to February 2019; Baltic Trading Limited from March 2010 until its merger with Genco Shipping and Trading Ltd. in July 2015; Extreme Networks from October 2012 to November 2013; S1 Corporation from April 2007 until its sale to ACI Worldwide, Inc. in February 2012; and Phoenix Technologies Ltd. from November 2009 until its sale to Marlin Equity Partners in November 2010. Mr. Terino has served as Chairman of the Audit Committee and a member of the Compensation Committee on most of these boards. Mr. Terino earned a M.B.A. from Suffolk University–Sawyer School of Management and a B.S. in Management from Northeastern University. The Nominating Shareholder believes Mr. Terino’s executive management and strategy-planning experience and background in consulting in the technology industry qualify him to serve as a director of the Company.

Susanne L. Meline, age 54, co-founded Francis Capital Management, LLC, a value-based investment advisor, where she has continued to work since 2003 in various capacities, including in her current role as a special situations advisor. Ms. Meline worked as an investment banker with Houlihan Lokey, a global investment bank serving corporations, institutions, and governments worldwide, from 2001 to 2002. She also practiced law in the corporate group of Jones Day, an international law firm that provides legal advisory services across multiple disciplines and jurisdictions, from 1995 to 2001. Ms. Meline has served on the boards of directors of Ra Medical Systems, Inc. (NYSE American: RMED), a medical device company, since 2021 and ClearSign Technologies Corporation (NASDAQ: CLIR), a clean technology company, since 2018. She also previously served on the boards of directors of Finomial Corporation, a venture-backed regulation technology company, from 2017 to 2019, and AquaMetals Corporation, a battery recycling company, from 2019 to 2020. Ms. Meline is a Certified Director through the UCLA Anderson School of Management, a Board Leadership Fellow for the National Association of Corporate Directors (the “NACD”) and holds a CERT Certificate in CyberSecurity Oversight from the NACD and Carnegie Mellon University Software Engineering Institute. Ms. Meline received a B.A. in political science from UCLA, and a J.D. from the UC Hastings College of the Law. The Nominating Shareholder believes Ms. Meline’s extensive finance and legal background and public company board experience qualify her to serve as a director of the Company.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 48,471,771 shares of Common Stock outstanding, as of June 7, 2021, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2021 filed with the SEC on June 11, 2021.

A.	RAM

(a)	As of the close of business on September 28, 2021, RAM beneficially owned 2,886,771 shares of Common Stock. These shares are deemed to be owned beneficially by RAM solely as a result of its discretionary power over such shares as investment adviser to the Fund.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 2,886,771

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 2,886,771

4.	Shared power to dispose or direct the disposition: 0

(c)	RAM has not participated in any transaction in the shares of Common Stock during the past 60 days.

B.	The Fund

(a)	As of the close of business on September 28, 2021, the Fund beneficially owned 2,886,771 shares of Common Stock.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 2,886,771

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 2,886,771

4.	Shared power to dispose or direct the disposition: 0

(c)	The Fund has not participated in any transaction in the shares of Common Stock during the past 60 days.

C.	Mr. Roumell

(a)	As of the close of business on September 28, 2021, RAM beneficially owned 2,886,771 shares of Common Stock which Mr. Roumell, as President of RAM, may be deemed to beneficially own.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 2,886,771

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 2,886,771

4.	Shared power to dispose or direct the disposition: 0

(c)	Mr. Roumell has not participated in any transaction in the shares of Common Stock during the past 60 days.

D.	Mr. Loar

(a)	As of the close of business on September 28, 2021, Mr. Loar did not directly own any shares of Common Stock.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 0

(c)	Mr. Loar has not participated in any transaction in the shares of Common Stock during the past 60 days.

E.	Mr. Terino

(a)	As of the close of business on September 28, 2021, Mr. Terino owned 30,000 shares of Common Stock.

Percentage: 0.1%

(b)	1. Sole power to vote or direct vote: 30,000

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 30,000

4.	Shared power to dispose or direct the disposition: 0

(c)	Mr. Terino has not participated in any transaction in the shares of Common Stock during the past 60 days.

F.	Ms. Meline

(a)	As of the close of business on September 28, 2021, Ms. Meline did not directly own any shares of Common Stock.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 0

(c)	Ms. Meline has not participated in any transaction in the shares of Common Stock during the past 60 days.

As of the close of business on September 28, 2021, the Reporting Persons collectively beneficially owned an aggregate of 2,916,771 shares of Common Stock, constituting approximately 6.0% of the shares of Common Stock outstanding.

Each Reporting Person specifically disclaims beneficial ownership of the shares of Common Stock reported herein that are not beneficially owned by such Reporting Person.

(d)	Investors in the Fund have the right to receive or direct the receipt of dividends from the 2,886,771 shares of Common Stock, but proceeds from the sale of such shares become assets of the Fund.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

Item 6 is hereby amended and supplemented as follows:

On September 29, 2021, RAM, Mr. Roumell, Mr. Terino and Mr. Loar terminated the Joint Filing and Solicitation Agreement, dated November 27, 2020 (the “Prior Joint Filing Agreement”). Mr. Loar ceased to be a Reporting Person in connection with this Schedule 13D, as amended, immediately upon execution of the termination of the Prior Joint Filing Agreement. A copy of the Termination of Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On September 29, 2021, the Reporting Persons entered into a new Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer and (b) the Reporting Persons agreed to solicit proxies or written consents for proposals submitted to shareholders for approval and the election of the Nominees at the 2021 Annual Meeting (the “2021 Annual Meeting Solicitation”). The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Pursuant to letter agreements, RAM has agreed to indemnify each of Mr. Terino and Ms. Meline against any and all claims of any nature arising from the 2021 Annual Meeting Solicitation and any related transactions (subject to certain limited exceptions). A form of the indemnification letter agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

99.1	Termination of Joint Filing and Solicitation Agreement, dated September 29, 2021
99.2	Joint Filing and Solicitation Agreement by and among the Reporting Persons, dated September 29, 2021.
99.3	Form of Indemnification Letter Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 30, 2021

James C. Roumell

By:	/s/ James C. Roumell
Name:	James C. Roumell

Roumell Asset Management, LLC

By:	/s/ James C. Roumell
Name:	James C. Roumell
Title:	President

Roumell Opportunistic Value Fund

By:	Roumell Asset Management, LLC, as its sole investment advisor

By:	/s/ James C. Roumell
Name:	James C. Roumell
Title:	President

Matthew M. Loar

By:	/s/ Matthew M. Loar
Name:	Matthew M. Loar

Edward Terino

By:	/s/ Edward Terino
Name:	Edward Terino

Susanne L. Meline

By:	/s/ Susanne L. Meline
Name:	Susanne L. Meline

SCHEDULE A

Transactions in Shares of Common Stock During the Past 60 Days

There have been no transactions in shares of Common Stock during the past sixty days.